SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

HOWARD HUGHES HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267T102

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,094,240
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,094,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,094,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

This calculation is based on 50,078,903 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q for the quarter ending September 30, 2023 (“Form 10-Q”) filed on November 6, 2023.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,094,240
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,094,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,094,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 50,078,903 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q filed on November 6, 2023.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,094,240
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,094,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,094,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 50,078,903 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q filed on November 6, 2023.

This amendment No. 15 (the “Amendment No. 15”) to Schedule 13D relates to the Schedule 13D filed on December 4, 2019 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 15, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the Common Stock of Howard Hughes Holdings Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 15 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 15, the Schedule 13D is unchanged.

Note: This Amendment No. 15 is being filed solely to report purchases of Common Stock, in compliance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, that in the aggregate exceeded a 1% change in beneficial ownership since the Reporting Persons’ last Schedule 13D/A filing (including, in the case of this Amendment No. 15, a change by the Issuer of the number of shares outstanding).

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented by replacing the second and third paragraphs therein with the following information:

“The Reporting Persons beneficially own 18,094,240 shares of Common Stock (the “Subject Shares”).

The Subject Shares represent approximately 36.1% of the outstanding shares of Common Stock, based on 50,078,903 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Form 10-Q filed on November 6, 2023.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of Pershing Square Funds set out in Exhibit 99.16.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“Exhibits 99.14, 99.15 and 99.16, which are incorporated by reference into this Item 5(c) as if restated in full describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibits 99.14, 99.15 and 99.16 attached hereto (and attached to Amendment No. 13 and No. 14 in the case of Exhibit 99.14 and 99.15, respectively), no reportable transactions were effected by any Reporting Person within the last 60 days.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.16	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 4, 2019, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Share Purchase Agreement (incorporated by reference and attached as Exhibit 1.2 of the Issuer’s Form 8-K filed March 31, 2020).*

Exhibit 99.7	Lock-up Letter Agreement, dated March 27, 2020, from Pershing Square, on behalf of the Pershing Square Funds, to BofA Securities, Inc., J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in the underwriting agreement for the public offering.*

Exhibit 99.8	Form of Confirmation for Put Options.*

Exhibit 99.9	Trading data.*

Exhibit 99.10	Trading data.*

Exhibit 99.11	Trading data.*

Exhibit 99.12	10b5-1 Purchase Plan.*

Exhibit 99.13	Trading data.*

Exhibit 99.14	Trading data.*

Exhibit 99.15	Trading data.*

Exhibit 99.16	Trading data.

* Previously Filed